Filed by Helix Energy Solutions Group, Inc. pursuant to
Rule 425 under the Securities Act of 1933,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Helix Energy Solutions Group, Inc.
Commission File No.: 001-32936

Explanatory Note: This filing amends the Form 425 that was previously filed on August 24, 2026 by inserting the legend listed below under the heading “Important Information About the Proposed Transaction and Where to Find It.”

August 24, 2026

To the Shareholders of Helix Energy Solutions Group, Inc.:

We thank you for your continued support of Helix Energy Solutions Group, Inc. (“Helix” or the “Company”). We are providing you this letter in connection with our Proxy Statement/Prospectus (“Proxy Statement”) for our special meeting of shareholders, to be held on August 31, 2026 (the “Special Meeting”) in connection with our proposed business combination with Hornbeck Offshore Services, Inc. (“Hornbeck”, and such business combination, the “Transaction”).

As you may be aware, Institutional Shareholder Services (“ISS”) issued a report dated August 21, 2026, that, among other things, recommends a vote ”FOR” the issuance of shares (Proposal 1 presented in our Proxy Statement, the “Share Issuance Proposal”) and “FOR” the merger of Hercules Sub LLC with and into Hornbeck (Proposal 3, the “Second Merger Proposal”) in connection with the Transaction.

However, ISS also recommends against Proposal 2 (the “Authorized Share Increase Proposal”).

The purpose of this letter is to address those concerns raised by ISS in relation to Proposal 2 as we believe that this proposal is important and will bring value to our Company and to you, our shareholders. The board of directors of Helix (the “Board”) recommends that you vote “FOR” each of the proposals contained in our Proxy Statement, and we ask you to carefully consider and vote in support of each such proposal.

Proposal 2 - Authorized Share Increase Proposal

We are asking our shareholders to approve an increase in Helix’s authorized common stock and preferred stock: up to 400,000,000 shares of common stock (“Helix Common Stock”), par value $0.00001 per share, and up to 10,000,000 shares of preferred stock, par value $0.00001 per share.

Notably, in their reports dated August 12 and August 13, respectively, both Glass Lewis and Egan-Jones recommend a vote “FOR” the Authorized Share Increase Proposal, respectively citing “potential benefits associated with greater scale, complementary capabilities and [targeted] annual synergies,” “in the context of maximizing shareholder value.”1

ISS has recommended a vote against the Authorized Share Increase Proposal because it believes the increase in authorized blank check preferred shares is considered excessive and indicated that the Board has not specifically stated that the authorization to issue blank check preferred shares would not be used for anti-takeover purposes in the future.

As disclosed in the Proxy Statement, the Authorized Share Increase Proposal is a condition to consummation of the Transaction because the increase in the authorized shares of Helix Common Stock is necessary to effect the issuance of such shares to the equityholders of Hornbeck as consideration in the Transaction. Without the approval of the Authorized Share Increase Proposal, the proposed Transaction with Hornbeck cannot be consummated.

We note that ISS has recommended “FOR” the Second Merger Proposal (Proposal 3) and “FOR” the Share Issuance Proposal (Proposal 1) because it has concluded, among other things, that “the strategic rationale [for the combination with Hornbeck] is compelling [and] will combine two complementary businesses, creating scale benefits and providing for material revenue and cost synergies.”2 Given approval of the Authorized Share Increase Proposal is a necessary condition to consummation of the Transaction with Hornbeck, the Board views ISS’s recommendation against the Authorized Share Increase Proposal as inconsistent with ISS’s support of the Transaction with Hornbeck. Like ISS, the Board continues to believe that the Transaction with Hornbeck is in the best interests of the Helix and its shareholders and recommends voting “FOR” each of the proposals contained in our Proxy Statement, including each of the required merger proposals contained in the Proxy Statement.

In addition, as disclosed in the Proxy Statement, the Board believes that the increased number of authorized shares of capital stock contemplated by the Authorized Share Increase Proposal is important to the combined company in order for additional shares to be available for issuance from time to time, without further action or authorization by the combined company shareholders (except as required by applicable law or NYSE rules), for such corporate purposes as may be determined by the combined company board, including, but not limited to, financings, potential strategic transactions, including mergers, acquisitions and business combinations, grants under equity compensation plans, stock dividends, and stock splits, as well as other general corporate purposes.

[1]	Permission to quote Glass Lewis and/or Egan-Jones or use excerpts from their reports has not been sought or obtained. Emphasis added.

[2]	Permission to quote ISS or use excerpts from its report has not been sought or obtained. Emphasis added.

However, the combined company board does not intend to issue blank check preferred shares for anti-takeover purposes in the future and will not, without prior shareholder approval, issue or use the preferred stock for defensive or anti-takeover purposes or for the purpose of implementing a shareholder rights plan.

Our Board respectfully asks that you vote “FOR” the approval of the Authorized Share Increase Proposal.

We look forward to discussing the foregoing with our fellow shareholders and will reach out to do so in the near future. In the meantime, if you would like to discuss this further, please contact us at investorrelations@helixesg.com to arrange a mutually convenient time.

If you have already voted AGAINST Proposal 2, we respectfully urge you to reconsider and change your vote to FOR Proposal 2. If you have not yet voted, we continue to urge you to vote FOR Proposal 2. Please note that our Special Meeting is scheduled for August 31, and we therefore would appreciate your attention to this issue prior to 10:59 p.m., Central Daylight Time (Houston time), on August 30, 2026.

We thank you for your continued support of Helix and look forward to seeing you at the Special Meeting.

Sincerely,

William L. Transier
Chairman of the Board
Helix Energy Solutions Group, Inc.

Important Information About the Proposed Transaction and Where to Find It.

In connection with the proposed transaction, Helix has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the common stock of Helix to be issued in connection with the proposed transaction. The registration statement includes a document that serves as a proxy statement and prospectus of Helix (the “proxy statement/prospectus”), and Helix will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus, or any other document that Helix has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT HELIX AND HORNBECK, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

The registration statement was declared effective on July 31, 2026 and Helix commenced mailing of the definitive proxy statement/prospectus to Helix shareholders on or about July 31, 2026. Investors and securityholders are able to obtain free copies of the registration statement and the proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed by Helix with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Helix, including the proxy statement/prospectus, will be available free of charge from Helix’s website at helixesg.com under the “Investors” tab.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Helix and certain of its directors and executive officers and Hornbeck and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the Helix shareholders with respect to the proposed merger under the rules of the SEC. Information regarding the names, affiliations and interests of certain of Helix’s directors and executive officers in the solicitation by reading Helix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February 26, 2026, Helix’s subsequent Quarterly Reports on form 10-Q filed with the SEC, Helix’s definitive proxy statement for the 2026 annual meeting of shareholders filed with the SEC on April 1, 2026 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed merger when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Helix shareholders in connection with the proposed merger, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and other relevant materials when filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements. All statements other than statements of present or historical fact included in this communication are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding: Helix’s and Hornbeck’s expectations, hopes, beliefs, intentions or strategies regarding the completion of the proposed transaction; timeline and ability to realize anticipated benefits of the proposed transaction (including expected synergies and balance sheet balances); and governance of the combined company. These forward-looking statements are based largely on Helix’s and Hornbeck’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Helix’s or Hornbeck’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to potential litigation relating to the proposed transaction, including the effects of any outcomes related thereto; the risk that disruptions from the proposed transaction (including the ability of certain customers to terminate or amend contracts upon a change of control) will harm Helix’s or Hornbeck’s business, including current plans and operations, including during the pendency of the proposed transaction; the ability of Helix or Hornbeck to retain and hire key personnel, to retain customers or maintain relationships with their respective suppliers and customers; the diversion of management’s time and attention from ordinary course of business operations to completion of the proposed transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; legislative, regulatory and economic developments; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Helix’s or Hornbeck’s financial performance as well as unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, losses, synergies, economic performance, indebtedness, financial condition, future prospects, business and management strategies, expansion and growth of Helix’s or Hornbeck’s businesses; the inability of Helix and Hornbeck to achieve expected synergies from the transaction or that it may take longer or be more costly than expected to achieve those synergies; an inability to de-leverage on the expected timeline, or at all; the imposition of any terms and conditions on any required governmental and regulatory approvals that could reduce the anticipated benefits to Helix and Hornbeck of the proposed transaction; the inability to successfully integrate Hornbeck’s operations with those of Helix without unexpected cost or delay; certain restrictions during the pendency of the proposed transaction that may impact Helix’s or Hornbeck’s ability to pursue certain business opportunities or strategic transactions; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction, including in circumstances requiring Helix or Hornbeck to pay a termination fee and expense reimbursement; the risk that Helix’s share price may decline significantly if the proposed transaction is not consummated; there may be liabilities that are not known, probable or estimable at this time, or unexpected costs, charges or expenses; actions by governments, regulatory authorities, customers, suppliers and partners; market conditions; results from acquired properties; demand for services; the performance of contracts by suppliers, customers and partners; operating hazards and delays, which includes delays in delivery, chartering or customer acceptance of assets or terms of their acceptance; ultimate ability to realize current backlog; employee management issues; complexities of global political and economic developments; geologic risks; volatility of oil and gas prices and other risks described from time to time in Helix’s filings with the SEC. In addition, Helix and Hornbeck caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that have been or may be instituted against Helix or Hornbeck following announcement of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to satisfy any conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts Helix’s or Hornbeck’s current plans and operations as a result of the announcement of the proposed transaction; (v) Helix’s and Hornbeck’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of Helix and Hornbeck to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this communication are based upon information available to Helix and Hornbeck as of the date of this communication and, while Helix and Hornbeck believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, Helix and Hornbeck do not plan to publicly update or revise any forward-looking statements contained in this communication, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Helix’s periodic filings with the SEC, including Helix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, Helix’s subsequent Quarterly Reports on Form 10-Q and in Helix’s Definitive Proxy Statement/Prospectus filed with the SEC on July 31, 2026. Helix’s SEC filings are available publicly on the SEC’s website at www.sec.gov.